M.M. DILLON & CO. LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-37893

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: M.M. Dillon & Co. LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Sound Shore Drive, Suite 100
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Espinal	203 569 6801	mespinal@mmdillon.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company LLC
(Name – if individual, state last, first, and middle name)

2617 Huntington Pike	Huntington Valley	PA	19006
(Address)	(City)	(State)	(Zip Code)

09-18-2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Michiel McCarty__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __M.M. Dillon & Co. LLC__ , as of __December 31__ , 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____ 2/17/25

Title:
CEO

Notary Public

DONALD MIGLIARDI
NOTARY PUBLIC
State of Connecticut
My Commission Expires January 31, 2030

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

M.M. DILLON & CO. LLC

DECEMBER 31, 2024

TABLE OF CONTENTS



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and
Those Charged with Governance of
M.M. Dillon & Co. LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of M.M. Dillon & Co. LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2016.
Huntingdon Valley, Pennsylvania
February 25, 2025

ASSETS

Cash	$	13,555
Other assets		317
Total assets	$	**13,872**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accrued expenses and other payables	$	1,657
Total liabilities		1,657
Member's equity		12,215
Total liabilities and member's equity	$	**13,872**

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

    M.M. Dillon & Co. LLC (the "Company") is a wholly-owned subsidiary of C.E. Pfeifer Holdings, LLC (the "Parent"), a holding company, who is 99% owned by M.M. Dillon & Co. Group LLC. M.M. Dillon & Co. Group LLC (the "Group") is a Stamford, Connecticut, based investment banking firm, which provides a wide array of investment banking services to middle market institutional clients. The Company operates as a limited liability company under the laws of the State of Delaware. The Company is a registered broker dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides investment banking advisory and private placement financing services.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Basis of presentation
    The accompanying financial statement of the Company have been prepared on the accrual basis of accounting.

    Revenue recognition

    The Company's advisory fees from investment banking engagements are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction.

    In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

    Revenue from investment banking advisory services is recognized when the services are rendered and related expenses are recorded when incurred. Deal fees are recorded when earned and related expenses are recorded when incurred. Since the Company's provision of financing services involves significant resources, its revenues tend to be concentrated.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Concentration of risk
The Company maintains cash in bank accounts with a single financial institution. The balances are insured by the FDIC up to $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Use of estimates
The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Doubtful Accounts
Periodically, the Company evaluates its accounts receivable and, if applicable, provides for an allowance for doubtful accounts equal to amounts estimated to be uncollectible. The Company's estimate is based on a review of the current status of the individual accounts receivable.

Income taxes
As a single member limited liability company, the Company does not incur any liability for federal or state income taxes because all income, deductions and credits are reportable by its member.

Adoption of new accounting standards
The FASB issued (ASU) 2023-07, "Segment Reporting" (Topic 280) which increased disclosure requirements regarding a public entity's reportable segments effective for fiscal years beginning after December 15, 2023. ASU 2023-07 requires incremental line-item disclosures about each reportable segment's expenses as well as profit and losses. The Company has evaluated the guidance there under and has determined that The Company operates as one operating segment, for further discussion refer to Footnote 5, Reportable Segments.

3. **RELATED PARTY TRANSATIONS**

Through an expense sharing agreement with the Group, the Company was allocated certain operating expenses including occupancy, administrative salaries, communications, and office expenses in the amount of $51,900 of which all was forgiven by the Parent.

4. **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2024, the Company had net capital, as defined, of $11,898, which exceeded the required minimum net capital of $5,000 by $6,898. Aggregate indebtedness at December 31, 2024 totaled $1,657. The Company's percentage of aggregate indebtedness to net capital was 13.93%.

5. **REPORTABLE SEGMENTS**

The company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking advisory and private placement financing services. The Company has identified it's CEO as the Chief Operating Decision Maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies.

6. **SUBSEQUENT EVENTS**

Management of the Company has evaluated events and transactions that have occurred since December 31, 2024, through the date of the report and determined that there are no material events that would require disclosures in the Company's financial statement.